G2 Ventures, Inc.

No. 2, Baowang Road, Baodi Economic Development Zone,

Tianjin, PRC 300180

December 23, 2010

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	G2 Ventures, Inc.

    Form 8-K

    Filed on October 7, 2010

    File: 333-108715

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to G2 Ventures, Inc. (the “Company”) dated November 5, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Entry into a Material Definitive Agreement, page 5

Staff Comment 1. We note your short descriptions of your VIE agreements on pages five and seven. Please revise to provide a description of all of the material terms of these agreements.

Response: The Company will file an amendment to its Current Report on Form 8-K (the “8-K Amendment”) to enhance its disclosure to describe all of the material terms of the VIE Agreements. See Exhibit A for the text of the revised disclosure.

Staff Comment 2. We note your disclosure on page six that you entered into the VIE arrangements because “it was not feasible for us to acquire PRC companies for cash pursuant to PRC laws and regulations. . .” Please revise the appropriate places in the current report to clearly describe the regulatory regime that made it more feasible for the Company to use the VIE arrangements instead of cash.

Response: The 8-K Amendment will enhance the Company’s disclosure to describe the regulatory regime that made it more feasible for the Company to use the VIE arrangements. See Exhibit A for the text of the revised disclosure.

Staff Comment 3. The disclosure on page 5 indicates that the Consulting Services Agreement provides Junhe Consulting with the right to “advise, consult, manage and operate Joway Group.” However, exhibit 10.2 states that Junhe Consulting will provide advice and assistance. Please reconcile the disclosure.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: The 8-K Amendment will reconcile the disclosure to the terms of Exhibit 10.2. See our response to Staff Comment 1 above.

Staff Comment 4. Please provide a discussion of the consideration provided to the shareholders of Joway Group for entering into the VIE agreements. In addition, we note that Zhang Jinghe signed these agreements for both parties to the transaction. Please disclose whether Joway Group and Junhe Consulting were under common control at the time these agreements were entered into. Please also provide a more detailed discussion of the reasons for these agreements. We also note that Zhang Jinghe signed the Share Exchange Agreement on behalf of G2 Ventures. Please explain his relationship with G2 Ventures and/or Crystal Globe at or prior to entering into these agreements.

Response: The 8-K Amendment will enhance the Company’s disclosure to include a discussion of the consideration provided to the shareholders of Joway Group and to clarify Zhang Jinghe’s relationship with G2 Ventures and Crystal Globe at or prior to entering into these agreements. See Exhibit A for the text of the revised disclosure.

Staff Comment 5. Please disclose the material terms of the option agreement. We note that the purchase price of the equity interest is equal to the capital paid in by the transferors. Please clarify the amount of capital paid by the shareholders of the Joway Group.

Response: The 8-K Amendment will disclose the material terms of the option agreement. See our response to Staff Comment 1 above. The amount of paid-in capital of Joway Group is RMB 50 million (approximately USD $7.52 million). See Exhibit A for the text of the revised disclosure.

Staff Comment 6. Please clarify the role of Lionel Even Liu and Crystal Globe Ltd. For example, please clarify whether Mr. Liu and/or Crystal Globe Ltd. were involved with the founding, operation or ownership of the Joway Group or any of its operating subsidiaries, directly or indirectly. Also, please clarify whether Mr. Liu has any role other than as an investor. Lastly, please disclose any relationships, connections or agreements between Crystal Globe and Zhang Jinghe.

Response: The disclosure under the heading Corporate Structure and History shall be revised to clarify Mr. Liu’s and Crystal Globe’s relationship to the Joway Group and its subsidiaries. See Exhibit A for the text of the revised disclosure.

Corporate Structure and History, page 6

Staff Comment 7. Please provide a clear discussion of the various transactions in your corporate history, including a discussion of the relationships between the entities at the time of the transactions.

Response: See our response to Staff Comment 6 above.

Staff Comment 8. Please revise to disclose the July 9, 2010, July 25, 2010, and July 28, 2010 transactions where the Joway Group purchased minority interests of Joway Decoration, Joway Technology, and Shengtang Trading from Chen Jingyun and Wang Aiying, as described on pages F-6 and

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

F-7 of your fiscal year end financial statements. Also, please clarify the role of Chen Jingyum and Wang Aiying as to the Company or its subsidiaries. We note that you lease property from Mr. Aiying according to Exhibit 10.9. Further, please file the agreements related to these stock purchases as exhibits, pursuant to Item 601 of Regulation S-K.

Response: We will file the agreements pursuant to which the Joway Group acquired the minority interests of Joway Decoration, Joway Technology, and Shengtang Trading. Jingyun Chen is General Manager and Executive Director of Joway Technology and Joway Decoration. Aiying Wang currently is not in any significant role in the Company nor its subsidiaries, but a staff member of Shengtang Trading.

Staff Comment 9. Please provide the basis for your belief on page seven that the terms of the VIE Agreements are no less favorable than what could be obtained from third parties or remove. It appears that these transactions were all related party transactions.

Response: As these transactions were related-party transactions, the Company will remove the statement that the terms of the VIE Agreements are no less favorable than what could be obtained from third parties.

Staff Comment 10. We note the statement that PRC counsel believes that your conduct of business through these agreements complies with existing PRC laws, rules and regulations. Please provide the consent of counsel for this statement. Also, clarify whether counsel provided you with an opinion. If so, please file as an exhibit.

Response: The Company’s PRC counsel issued an opinion dated October 1, 2010 that opines, among other things, that the consummation of the contractual arrangements set forth in the VIE Agreements will not violate any provision of applicable PRC Law. A copy of the legal opinion will be filed as an exhibit to the 8-K Amendment, together with the consent of counsel.

Staff Comment 11. We note the disclosure on page eight that you received a certificate of approval on September 9, 2010 from the local PRC government regarding the foreign ownership of Junhe Consulting by Dynamic Elite. Please disclose the regulations under which such approval was obtained.

Response: The certificate of approval did not cite the specific regulations under which such approval was granted, however, we believe such approval was granted pursuant to the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises (adopted April 12, 1986 at the 4th Sess. of the 6th National People’s Congress and as amended on October 31, 2000). We will cite this regulation in the 8-K Amendment.

Description of Business, page 9

Staff Comment 12. Please provide us supplementally with copies of the sources cited throughout the business section, including the Niwa Institute for Immunology study referred to on page nine. In addition, we note that the courses cited discuss the tourmaline gemstone; however, we note that you purchase liquid tourmaline for use in your product. Please clarify whether there are any studies relating to the benefits of liquid tourmaline.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: We will provide the SEC supplementally with copies of sources cited for the benefits of tourmaline.

Staff Comment 13. Please clarify whether you have a website. If so, please provide the web address.

Response: The Company is in the process of constructing a new company website, and we will provide that in SEC filings when it is completed.

Staff Comment 14. In addition, we note that one of your principal suppliers has a website where it refers to itself as Joway Group. See, http://en.joway.cn/page/html/index.php. Please disclose all material connections between the two companies and discuss any confusion that may be created due to both companies using the name “Joway Group.”

Response: This URL belongs to the Company and used to be the Company’s website. However, it has been abandoned since the Company is currently constructing a new Company website. See Answer to Staff Comment 13 above.

Staff Comment 15. We note your disclosure on page 9 regarding the specific benefits of tourmaline and that tourmaline has “powerful health benefits.” Please revise to provide the basis for these statements. For example, please indicate whether any scientific studies have been performed concerning the health benefits of tourmaline or would otherwise support these health claims. We note other claims made elsewhere in this section. Please provide the basis for those statements. We may have further comment.

Response: See our response to Staff Comment 12 above.

Staff Comment 16. We note the Percentage of Sales column for your “Top Ten Customers in 2008” table on page 13. Some of the percentages do not appear to be accurate. Please revise accordingly.

Response: We have revised our disclosure in the 8-K amendment to correct this table. A copy of our revised disclosure is set forth in Exhibit B.

Staff Comment 17. We note the disclosure on page 16 that approximately 72% of sales were made through franchise stores. Please disclose that material terms of the franchise arrangements and file that standard franchise agreement as an exhibit.

Response: We will file the standard franchise agreement as an exhibit to the 8-K Amendment. In addition, we will revise our disclosure in the 8-K Amendment to disclose the material terms of our franchise agreements as follows:

The Company enters into franchising agreements to develop retail outlets for the Company's products. The agreements provide that franchisees will sell Company products exclusively. In exchange the Company provides them with geographic exclusivity, discounted product, training and support. The agreements also require franchisees to adhere to certain standards of product merchandising, promotion and presentment. The agreements also require franchisees to charge certain minimum sales prices, and prohibit them from selling competitor’s products. The agreements do not require any initial franchise fees from the franchisees, nor do they require the franchisees to pay continuing royalties. The agreements do

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

not require the franchisees to purchase any minimum levels of product, but do require that they make at least one purchase during each year. The Company does not act to manage the franchisees’ levels of product. Franchisees hold periodic conferences, assisted by the Company’s marketing department, to promote product awareness and the introduction of new products. The franchising agreements are generally for terms of three years and are renewable at the mutual agreement of both parties. The franchising agreements are cancelable at the Company’s discretion if franchisees violate the terms of the agreements.

Staff Comment 18. We note your discussion regarding China’s “Eleventh Five-Year Plan (2006-2010)” concerning China’s efforts to support the PRC healthcare industry. Please clarify the relevance of this disclosure, including whether any of these initiatives would involve the purchasing or subsidizing the use of tourmaline healthcare products. It is unclear whether your products are used, endorsed, or supported by the traditional healthcare industry, such as hospitals, medical doctors, research centers, etc. If not, then please remove this disclosure or revise to provide a more focused discussion of the industry relating to your health products.

Response: We will revise our disclosure in the 8-K Amendment to remove this discussion.

Staff Comment 19. Please clarify whether your marketing efforts, and those of your franchisees, are directed directly towards the end user, or intermediaries like healthcare professionals like doctors, hospitals, or other healthcare facilities.

Response: We will revise our disclosure in the 8-K Amendment to clarify the focus of our marketing efforts as follows:

Our primary marketing strategies are directed towards both our franchisees and end users, and the marketing efforts of our franchisees are directed towards end users. The Company assists franchisees on monthly product introduction seminars, which are open to both our franchisees and to the general public. We also host an annual conference, which is open to both our franchisees and to the general public. For example, in 2009, in connection with our annual conference we sponsoredan episode of Our Chinese Heart, a well-known international original Chinese song concert series hosted by China Central Television, which was broadcasted internationally.

Staff Comment 20. Please provide the basis for your belief that you are one of the first few Chinese tourmaline health product companies who possess leading tourmaline particle attachment technology or remove.

Response: We will revise our disclosure in the 8-K Amendment to remove this statement.

Staff Comment 21. Please clarify your competitive position in your industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

Response: We will revise our disclosure in the 8-K Amendment to clarify the Company’s competitive position in the industry.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Staff Comment 22. Please revise to clarify how the State Food and Drug Administration regulates tourmaline related healthcare products and whether any of your products require approval before you can sell your products. Provide the disclosure required by Items 101(h)(4)(viii) and (xi) of Regulation S-K.

Response: The PRC State Food and Drug Administration is responsible for (i) regulating the research and development, manufacturing, distribution and utilization of drugs; (ii) supervising and coordinating the safety management of food, health food and cosmetics; and (iii) investigating serious accidents with respect to the foregoing. The products we manufacture are not regulated by the SFDA as they are not drugs, diet supplements or food consumed by humans. There are no existing laws or regulations in China governing the manufacture and sale of tourmaline health care products such as those sold by the Company nor are there any inspection requirements applicable to our products.

We act as a distributor for two products—Xin-Nao-Ling Fish Oil Soft Gel and Zhi-Li-Bao Fish Oil Soft Gel, which are subject to SFDA regulation. These two products are manufactured by Penglai Huakang Healthcare Industries, Ltd. which has obtained the necessary manufacturing licenses and certifications from the SFDA.

Staff Comment 23. Please discuss the costs and effects of compliance with environmental laws, as required by Item 101(h)(4)(xi) of Regulation S-K.

Response: The major environmental regulations applicable to the Company’s PRC operations are the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution. To date the cost and effect on the Company to comply with these environmental laws have been minimal. We have obtained ISO 14001 International Environmental Management System Certification.

Risk Factors, page 29

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

Staff Comment 24. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response: The Company maintains its books and records in accordance with PRC GAAP. See our response to Staff Comment 25 below.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Staff Comment 25. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: Under PRC law, our operating companies in China are required to maintain their books and records in accordance with PRC GAAP.

We do not retain an outside accounting firm or consultant to prepare our financial statements or to evaluate our internal controls over financial reporting. Our CFO is responsible for supervising the preparation of our financial statements under PRC GAAP and for reviewing such financial statements to ensure their accuracy and completeness. In addition, he is responsible for reviewing the adjustments made to the financial statements to convert them into U.S. GAAP for SEC reporting requirements. Our CFO and CEO are responsible for evaluating the effectiveness of our internal controls over financial reporting.

Our Chief Financial Officer is a PRC certified public accountant, and is knowledgeable in both U.S. GAAP and PRC GAAP. In addition, between September 2005 and August 2009, our CFO was employed as a senior financial manager in the financial department of Tiens Biotech, Inc., a U.S. listed company, where he assisted in the preparation of financial statements and the conversion of the financial statements prepared under PRC GAAP into U.S. GAAP.

Finally, after our Chief Financial Officer has reviewed the converted financial statements, Sherb &Co, our independent auditor reviews them for compliance with U.S. GAAP and SEC reporting requirements.

Staff Comment 26. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)	What relevant education and ongoing training he or she had related to U.S. GAAP;

c)	The nature of his or her contractual or other relationship to you;

d)	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: See our Response to Staff Comment 24 above.

Staff Comment 27. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	The name and address of the accounting firm or organization;

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

b)	The qualifications of their employees who perform the services for your company;

c)	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)	How many hours they spent last year performing these services for your; and

e)	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: See our Response to Staff Comment 24 above.

Staff Comment 28. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b)	How many hours they spent last year performing these services for you; and

c)	The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: See our Response to Staff Comment 24 above.

Staff Comment 29. We note based on your disclosure on page 56 that you have not established an audit committee. Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response: As of the date of this response, our Board of Directors consists of a sole director whose experience in U.S. GAAP and SEC reporting requirements is limited. We are in the process of establishing an audit committee. However, as we described above, our Chief Financial Officer is knowledgeable and experienced in U.S. GAAP and financial reporting requirements applied to a U.S. public company with four years’ experience working as a senior financial manager in an AMEX listed company.

Management’s Discussion and Analysis and Plan of Operation, page 42

Staff Comment 30. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: We will revise our MD&A disclosure in the 8-K Amendment to provide a more detailed executive overview as set forth in Exhibit C.

Staff Comment 31. Please provide a more detailed analysis as to the reasons for the changes in the financial statement results for each period being compared and quantify if available.

Response: We will revise our disclosure in the 8-K Amendment to provide a more detailed analysis as to the reasons for the changes in our financial statement results for each period being compared, including quantifying the changes, if available. See our response to Staff Comment 30 above.

Results of Operations, page 42

Staff Comment 32. Please revise the analysis of your operating results for each period to describe and quantify underlying material activities that generated income statement variances between periods. For example, provide additional detail explaining the change in revenues related to the increase in the number of products sold compared to changes in product pricing. Your revised disclosure should also provide additional detail explaining the relationship between your financial statement line items such as the variances in costs of goods sold and gross profit as a percentage of revenues. Please ensure to separately quantify the effect of each causal factor you cite as an underlying reason for material changes in your financial statement amounts.

Response: We will revise our disclosure in the 8-K Amendment to describe and quantify underlying material activities that generated income statement variances between periods. See our response to Staff Comment 30 above.

Staff Comment 33. In connection with the preceding comment, please revise the disclosure explaining your operating results to provide additional information regarding changes along segmental lines. For example, your revised disclosure should provide sufficient detail for an investor to understand the factors which resulted in the increase in revenue for your Healthcare Knitgoods segment during the six month period ended June 30, 2010.

Response: We will revise our disclosure in the 8-K Amendment to provide additional information regarding changes along segmental lines. See our response to Staff Comment 30 above.

Liquidity and Capital Resources, page 46

General

Staff Comment 34. Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in the line items and the resulting impact on your capital position in each period for which financial statements are provided. For example, please explain the change in inventory during the six months ended June 30, 2010 with a focus on management’s assessment of the increase in finished goods.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: We will revise our disclosure in the 8-K Amendment to include a more detailed analysis of the components of our statements of cash flows, including an explanation of the significant year-to-year variations in the line items and the resulting impact on our capital position in each period for which financial statements are provided. See our response to Staff Comment 30 above.

Staff Comment 35. Please revise this section to clarify whether further loans from Mr. Jinghe Zhang, pursuant to the loan agreements at Exhibits 10.7 and 10.8, are at his discretion. Further, please revise to clarify whether Mr. Zhang could demand repayment at any time. Your discussion should address whether the Company has sufficient liquidity in the next 12 months should Mr. Zhang demand immediate repayment and no longer wishes to provide future loans to the Company or any of its operating units.

Response: We will revise this section to clarify whether further loans from Mr. Jinghe Zhang, pursuant to the loan agreements at Exhibits 10.7 and 10.8, are at his discretion. In addition, we will revise this section to clarify whether Mr. Zhang could demand repayment at any time and whether the Company has sufficient liquidity in the next 12 months should Mr. Zhang demand immediate repayment and no longer wish to provide future loans to the Company or any of its operating units. See our response to Staff Comment 30 above.

Staff Comment 36. Please revise to provide a more detailed description of the trust investment product purchased by Si Changlong on the behalf of the Company. Further, please file any agreements between CITIC and Si Changlong as a material exhibits, pursuant to Item 601 of Regulation S-K.

Response: The CITIC trust investment matured in August 2010 and the Company received the cash proceeds consisting of principal and interest in August 2010. Therefore, this investment is no longer in existence.

Directors and Executive Officers, Promoters and Control Persons, page 55

Staff Comment 37. Please disclose the period during which Mr. Zhang has served as a director.

Response: We will revise our disclosure to indicate the period during which Mr. Zhang has served as a director.

Staff Comment 38. On page 55, you indicate that Mr. Jinghe Zhang was the chairman and general manager of Shenyang Joway from January 2005 to May 2007. On page 62, you disclose Mr. Zhang is the control person of Shenyang Joway. Please revise to clarify Mr. Zhang’s current role with Shenyang Joway.

Response: We will revise our disclosure to clarify Mr. Zhang’s current role with Shenyang Joway.

Staff Comment 39. Under Rule 405 of Regulation C, an executive officer of a subsidiary may be an executive officer of a registrant if he or she performs policy making functions. Please revise to clarify whether Yanli Feng, Jingyun Chen, or any other executive officer of a subsidiary would be considered an executive officer. If so, please revise your registration statement accordingly, including the disclosures required by Items 401, 402, and 404 of Regulation S-K. If not, please supplementally provide us with your analysis.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: We will revise our disclosure to clarify whether Yanli Feng, Jingyun Chen, or any other executive officer of a subsidiary would be considered an executive officer.

Staff Comment 40. We note that your Code of Ethics for Financial Executives only applies to your “Financial Executives.” Please revise to clarify who is subject to your code of ethics.

Response: We have revised our disclosure to clarify the Financial Executives to whom our Code of Ethics applies.

Executive Compensation, page 59

Staff Comment 41. Please revise the summary compensation table for Mr. Kepler to comply with the requirements set forth in Item 402(n) of Regulation S-K.

Response: We have revised the summary compensation table for Mr. Kepler to comply with the requirements set forth in Item 402(n) of Regulation S-K as follows:

Staff Comment 42. Please revise to clarify that the compensation figures and discussion includes all compensation, including any from Junhe Consulting or Dynamic Elite.

Response: We have revised our disclosure to clarify that the compensation figures and discussion includes all compensation, including any from Junhe Consulting or Dynamic Elite.

Staff Comment 43. We note your disclosure on page 60 that you intend to implement a “comprehensive compensation program,” that “will be comparable to the programs of our peer companies.” Please revise to discuss in greater detail the planned comprehensive compensation program.

Response: At this time, the Company has not established the terms of its compensation program. Therefore, the Company will remove this statement in the 8-K Amendment.

Certain Relationships and Related Transactions, page 62

Staff Comment 44. Please advise us why you have not included descriptions of your VIE agreements in this section, pursuant to Item 404 of Regulation S-K.

Response: We will revise our disclosure to include a cross-reference to the description of the VIE agreements in the Certain Relationships and Related Transactions section of the 8-K Amendment.

Staff Comment 45. Please revise to include the Trademark Licensing Agreement between G2 Ventures and Shenyang Joway, since this entity is affiliated with Mr. Zhang. Also, include disclosure regarding the supply agreements with Shenyang Joway.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: We will revise our disclosure to include a description of the Trademark Licensing Agreement between G2 Ventures, entered through its Chinese operation entity Joway Group, and Shenyang Joway.

Staff Comment 46. Please revise to include your prior loans from Mr. Gust Kepler, as described on page 22 of your Form 10-K on March 1, 2010, and when they were repaid.

Response: We will revise our disclosure to include a description of the prior loans from Mr. Gust Kepler and when they were paid.

Staff Comment 47. Please revise to disclose any compensation paid to Mr. Changlong Si for his involvement with the CITIC investment.

Response: No compensation was paid to Mr. Changlong Si in connection with the CITIC investment. We will revise our disclosure to clarify this issue.

Market Price of and Dividends on the Registrants Common Equity and Related Stockholders Matters, page 64

Staff Comment 48. Please provide the disclosure required by Item 201(a) of Regulation S-K.

Response: We will revise our disclosure to provide the disclosure required by Item 201(a) of Regulation S-K.

Description of Securities, page 67

Staff Comment 49. We note your disclosure that “[a]ll of the outstanding shares of common stock are fully paid and nonassessable.” Please remove the statement or attribute such statement to counsel and file the opinion as an exhibit. Such statement is a legal conclusion, which the company is not able to make.

Response: We will amend the disclosure in the 8-K Amendment to remove this statement.

Staff Comment 50. We note your disclosure concerning your dividend and liquidation rights on page 67. The articles of incorporation and bylaws filed with your original Form SB-2 registration statement on September 11, 2003 do not reference these provisions. Please revise to clarify whether your dividend and liquidation provisions, as disclosed, are pursuant to a provision of Texas law or whether you will amend your articles and bylaws to reflect your current business post-revers merger.

Response: We will revise the disclosure to clarify that the dividend and liquidation rights are pursuant to Texas law and not to specific provisions set forth in the Company’s Articles of Incorporation or Bylaws.

Indemnification of Directors and Officers, page 67

Staff Comment 51. Please revise this section to provide disclosure of the general effect of any statutes, charter provisions, bylaws, contract or other arrangements under which any controlling

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

persons, director or office of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such, as required by Item 792 of Regulation S-K. This discussion should include a description of the indemnification provisions in your governing documents, a description of the relevant sections of the Texas Business Corporation Act, and whether you believe such indemnification provisions cover violation of securities laws.

Response: We will amend our disclosure to add the following:

“Art. 2.02-1 of the Texas Business Corporation Act (TBCA) allows a corporation to indemnify any officer, director, employee or agent who is a party or is threatened to be made a party to a litigation by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such director or officer, or only for reasonable expenses actually incurred in connection with the proceeding if the person is found liable on the basis that personal benefit was improperly received by him or is found liable to the corporation, if:

•	there was no breach by the officer, director, employee or agent of his or her fiduciary duties to the corporation involving intentional or willful misconduct; or

•

the officer, director, employee or agent acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Article Twelve of our Articles of Incorporation provides that the Company shall indemnify and hold harmless directors, officers, employees, and agents of the Company, and may purchase and may maintain liability insurance for such persons, as and to the extent permitted by the TBCA.

Unregistered Sales of Equity Securities, page 67

Staff Comment 52. We note your disclosure that your sale of unregistered securities to Crystal Globe was made “pursuant to Section 4(2) of the Act and/or Regulation D.” Please revise this section to specify which exemption under Regulation D was relied upon. See Item 701(d) of regulation S-K. In addition, we note that no Form D was filed. Please advise.

Response: The sale of unregistered securities to Crystal Globe was made pursuant to Regulation S. We will revise our disclosure in the 8-K Amendment to correct this inaccuracy.

Changes in Registrant’s Certifying Accountant, page 68

Staff Comment 53. It appears that the report issued by your former independent accountant on your two most recent fiscal years’ financial statements (i.e. for the fiscal years ended December 31, 2009 and 2008) included a going concern modification. Please revise your disclosure accordingly. Refer to Item 304(a)(1)(ii) of Regulation S-K.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Response: We will amend our disclosure in the 8-K Amendment to discuss the going concern modification.

Staff Comment 54. Please file an updated letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K. This letter should reflect their agreement or disagreement with the disclosures provided in your amended filing pursuant to Item 304 of Regulation S-K.

Response: We will file an updated letter from Turner Stone & Co., LLP, our former independent accountant, as Exhibit 16 to our amended Form 8-K, reflecting their agreement with the disclosures provided in our amended filing pursuant to Item 304 of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1- Organization, page F-6

Staff Comment 55. It appears that the operations of Tianjin Joway Shengshi Group Co., Ltd. are included for all periods presented in Dynamic Elite’s financial statements yet the contractual agreements with Tianjin Junhe Enterprise Management Consulting Co., Ltd. were not entered into until September 2010. Please revise your disclosure explaining your basis for the financial statement presentation provided in your filing and cite the specific authoritative literature you utilized to support your accounting treatment. We may have additional comments upon our review of your revised disclosure.

Response: The Company has included the financial statements of Tianjin Joway Shengshi Group Co., Ltd. (the “Joway Group”) for all periods presented because Joway Group is the operating company. Accordingly, the financial statements of Joway Group are the financial statements that are meaningful to readers going forward. Dynamic Elite International Limited (“Dynamic Elite”) is a holding company with little or no financial substance of its own. Likewise, Tianjin Junhe Enterprise Management Consulting Co., Ltd (“Management Consulting”), the WFOE subsidiary of Dynamic Elite, was formed to obtain contractual control of the operating entities and has little financial substance of its own.

Dynamic Elite, the ultimate parent of the operating entities, was formed on June 2, 2010. Management Consulting, the entity providing the mechanism for Dynamic Elite to consolidate the operating entities, was formed on September 15, 2010. The contractual agreements through which the control relationship was affected were entered into on September 16, 2010.

The transaction whereby Dynamic Elite obtained control of the operating entities has been accounted for as a reorganization of entities under common control. Under ASC 250, this type of accounting change is classified as a change in reporting entity. ASC 250 requires all historical financial statements to be retrospectively adjusted when there is a change in reporting entity. Generally, this retrospective adjustment is made when financial statements are presented that include the period in which the change occurred.

However, it is our belief that the presentation that is the most meaningful to current readers is the structure that the Company will have going forward. We note that the SEC Division of Corporation

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Finance, Financial Reporting Manual, Section 13400 provides that if a change in the reporting entity occurs after the date of the financial statements but at or after the effectiveness of an initial registration statement, consolidated financial statements may be presented as the primary financial statements. We believe that the Current Report on Form 8-K filed with the SEC in connection with this transaction is analogous to an initial registration statement in that financial statements of the operating entity are being presented for public reliance for the first time. As a result, we believe that the financial statements as filed provide the most relevant presentation to the readers that will shortly be relying on them.

Note 2 - Summary of Significant Accounting Policies

Basis of Consolidation, page F-9

Staff Comment 56. We note that the separate activities of each of the wholly owned subsidiaries of Tianjin Joway Shengshi Group Co., Ltd. May indicate that each of these entities is a business and therefore would not be considered variable interest entities under FASB ASC 810-10-15-17(d). It appears that these entities would be consolidated as they are controlled by contract. Please provide a detailed analysis of the guidance provided in FASB ASC 810-10-15-19 through 810-10-15-22.

Response: The company acknowledges the validity of the Commission’s position, and has performed an analysis to determine if the contractual agreements conform to the conditions for consolidation by contract under ASC 810-10-15. The analysis concludes that the criteria are met and consolidation by contract is the correct accounting. The analysis is attached as Exhibit D.

Staff Comment 57. We note from your disclosure on F-6 that a portion of the ownership interests in each of Joway Group’s three subsidiaries (i.e., Liaoning Joway Technology Engineering Co., Ltd., Tianjin Joway Decoration Engineering Co., Ltd., and Tianjin Oriental Shengtang Import & Export Trading Co., Ltd.) were held by third parties unto July 2010. However, it does not appear that non-controlling interest are separately presented in your financial statements for each of the periods preceding your acquisitions of the equity held by the non-controlling interest holders (i.e., each of the financial statements presented in your filing). Please revise or advise. Refer to FASB ASC 810-10-45-15 through 810-10-45-15-21.

Response: The Company has quantified the impact of presenting the minority interests for all periods, and has concluded that they are both quantitatively and qualitatively immaterial. The analysis is attached as Exhibit E.

Cash and Cash Equivalents, page F-11

Staff Comment 58. Please revise your policy to clarify, if true, that all amounts presented as cash equivalents per your balance sheet represent highly liquid investments with an original maturity of three months or less. Refer to FASB ASC 230-10-20.

Response: We have revised our disclosure to clarify that the Company’s policy is that highly liquid financial instruments with an original maturity of three months or less are considered to be cash equivalents. The original disclosure erroneously stated six months or less. In fact, the Company had no cash equivalents at any point during the period of the financial statements presented. Accordingly, the Company has revised the description of the cash line in the balance sheet and statement of cash flows to eliminate the reference to cash equivalents.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Revenue Recognition, page F-13

Staff Comment 59. Please revise to describe your revenue-producing activities and the related revenue recognition policies. Please ensure your revised revenue recognition policy discloses how each of the four criteria per SAB Topic 13 specifically applies to each of your revenue streams (i.e., sales to franchise customers, sales to non-franchise customers, etc.).

Response: The Company has revised the disclosure of its revenue recognition policies, as follows:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured.

With respect to sales of product to both franchisee and non-franchisee customers, the Company prepares product shipments upon the receipt of a customer’s purchase order. Sales prices are based on fixed price lists that are different depending on whether the price list is for a franchisee customer or for non-franchisee customers. The Company recognizes revenue when the product is shipped. The Company does not sell product to any customers with a right of return as defined in ASC 605-15-25-4. Sales are presented net of value added tax (VAT).

For Tourmaline Wellness House sales, the Company recognizes revenue under the completed contract method. Customers contact the Company with requests to construct a Wellness House. The Company and the customer enter into a contract, at which time the customer pays a deposit of at least one-half of the sales price. A contract is considered complete when all significant costs have been incurred and the project has been accepted by the customer. The contracts have a place for the customer to sign indicating their acceptance of the completed Wellness House. At this time the customer will also pay any remaining balance on the contract. The Company recognizes the full contract revenue at this point. Contract costs consist primarily of materials and labor costs. The construction period of a Wellness House generally does not exceed five days.

Staff Comment 60. It appears that your disclosure stating that you do not offer your customers the right of return is not consistent with the disclosure per page 12 of your filing which states that you accept returns of defective products. Please revise to provide consistent disclosure regarding your return policy. Your revised disclosure should also provide your consideration of the guidance per FASB ASC 605-15-25-1 through 605-15-25-4.

Response: The Company does not give customers the type of right-of-return defined in ASC 605-15-25-4. The disclosure on page 12 was simply referring to the Company’s normal commercial practice of allowing for the return of goods that do not conform to the customer’s order due to some occasional error in packaging or shipment. This is not the type of return to which ASC 605-15-25-1 to 4 is directed, as stated at ASC 605-15-25-1.f.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Staff Comment 61. We note that your wellness house products carry a one-year warranty. Please revise to disclose the accounting policy for your warranty obligations. Refer to FASB ASC 460-10-25-5 through FASB ASC 460-10-25-7.

Response: The costs incurred by the Company with respect to this warranty provision have historically been immaterial, and the Company does not expect that they will be material in the future. The Company has quantified these costs for each of the periods presented, and in no period did such costs exceed $9,000.

Note 10 - Income Taxes, page F-21

Staff Comment 62. Please revise to provide the income tax disclosures required for public entities by FASB ASC 740-10-50.

Response: The Company has revised its disclosure to provide the income tax disclosures required by ASC 740-10-50. Please see the income tax disclosures set forth in attached Exhibit F. The Company will comply with the disclosure requirements of ASC 740-10-50 in all future filings.

Note 14 - Franchise Revenues, page F-23

Staff Comment 63. Please revise to provide additional detail regarding the typical arrangements with your franchise agreements. For example, please disclose whether your franchisees are required to purchase a set amount of inventory and explain your involvement in managing inventory levels for your franchisees.

Response: The Company has expanded the disclosure of the franchise arrangements in Footnote 14 to add additional information concerning these arrangements. The revised disclosure is as follows:

The Company enters into franchising agreements to develop retail outlets for the Company's products. The agreements provide that franchisees will sell Company products exclusively. In exchange the Company provides them with geographic exclusivity, discounted product, training and support. The agreements also require franchisees to adhere to certain standards of product merchandising, promotion and presentment. The agreements also require franchisees to charge certain minimum sales prices, and prohibit them from selling competitor’s products. The agreements do not require any initial franchise fees from the franchisees, nor do they require the franchisees to pay continuing royalties. The agreements do not require the franchisees to purchase any minimum levels of product, but do require that they make at least one purchase during each year. The Company does not act to manage the franchisees’ levels of product. Franchisees hold periodic conferences, assisted by the Company’s marketing department, to promote product awareness and the introduction of new products. The franchising agreements are generally for terms of three years and are renewable at the mutual agreement of both parties. The franchising agreements are cancelable at the Company’s discretion if franchisees violate the terms of the agreements.

John Reynolds

Assistant Director

Securities and Exchange Commission

December     , 2010

Exhibits

Staff Comment 64. Exhibits 10.11, 10.12, and 10.13 do not appear to be completed documents, as certain terms are missing. Please revise to file the complete documents. Also, please confirm that these are the only agreements with your suppliers that accounted for more than 10% of your revenues.

Response: Exhibits 10.11, 10.12 and 10.13 as filed are complete documents. We hereby confirm that these are the only agreements with suppliers that accounted for more than 10% of our revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures
CC:	Alisande Rozynko
The Crone Law Group

EXHIBIT A

CORPORATE STRUCTURE AND HISTORY

Corporate History

G2 Ventures, Inc.

We were originally formed as a Texas corporation on March 21, 2003 to acquire most of the assets and certain liabilities of and succeed to the business of G2 Companies, Inc., (formerly Hartland Investment, Inc.), as an independent recording company and artist management company. The acquisition of G2 Companies, Inc. was consummated on April 1, 2003.

On May 13, 2008, through a registered offering, we sold 1,284,574 shares of our common stock raising an aggregate of $128,457, before costs of the Offering. Our common stock began trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “GTVI” on September 11, 2009.

Prior to the Share Exchange Transaction, we were a development stage music recording, production and artist management company that had limited operations, primarily due to our inability to raise sufficient capital.

PRC Operating Entities

Joway Group. On May 17, 2007, Jinghe Zhang, Si Lijun and Song Baogang founded Tianjin Joway Textile Co., Ltd. as a limited liability company under the laws of the PRC. On November 24, 2009, the company changed its name to Tianjin Joway Shengshi Group Co., Ltd. (“Joway Group”). The registered capital of the Joway Group is RMB 50,000,000 and its term of operation will expire on May 16, 2022. Mr. Jinghe Zhang is the Executive Director and General Manager of Joway Group. On July 1, 2010, Si Lijun transferred 4% of the equity interest in Joway Group to Jinghe Zhang. As a result, Mr. Zhang owns 99% of the equity interest in Joway Group. Baogang Song owns the remaining 1% of the equity interest of Joway Group. Joway Group owns 100% equity interest in each of Joway Technology, Joway Decoration, and Shengtang Trading.

Joway Technology. Joway Technology was incorporated under the laws of the PRC on March 28, 2007, with a registered capital of RMB 1,100,000. Its term of operation expires on March 27, 2017. It was formed to engage in intelligent engineering design and construction, development and sales of electronics, water filters, and other similar products. Prior to July 25, 2010, Joway Group held 90.91% of Joway Technology. On July 25, 2010 the Joway Group acquired the remaining 9.09% of Joway Technology from Chen Jingyun.

Joway Decoration. Joway Decoration was incorporated by Joway Group under the PRC laws on April 22, 2009, with a registered capital of RMB 2,000,000. Its term of operation expires on April 21, 2019. It was formed to engage in the business of intelligent electric heating project design and construction, development and sales of electronics technology and water filters, and the manufacture and sales of wood products. Prior to July 9, 2010, the Joway Group owned 90% of Joway Decoration. On July 9, 2010, the Joway Group entered into a share acquisition agreement with Chen Jingyun to acquire the remaining 10% of the shares of Joway Decoration.

Shengtang Trading. Shengtang Trading was incorporated by Joway Group under the PRC laws on September 18, 2009, with a registered capital of RMB 2,000,000. Its term of operation expires on September 17, 2029. It was formed to engage in the business of the import and export of merchandise and technology; knitwear, biochemistry (excluding toxic chemicals and drugs), and wholesale and retail sale of hardware. Prior to July 28, 2010, the Joway Group owned 95% of Shengtang. On July 28, 2010, the Joway Group entered into a share acquisition agreement with Wang Aiying to acquire the remaining 5% of the shares of Shengtang.

Jingyun Chen is currently a General Manager of Joway Technology and Joway Decoration. Aiying Wang currently is an employee of Joway Group but does not hold any management position.

Reorganization of PRC Entities; Variable Interest Entity Arrangement

In 2010, the shareholders of the Joway Group determined to reorganize the Joway Group with the ultimate goal of consummating a reverse merger with a U.S. publicly traded company. To this end, on June 2, 2010, at the request of Mr. Zhang, Mr. Lionel Even Liu founded Dynamic Elite International Limited, a limited liability company organized under the laws of the British Virgin Islands and on September 15, 2010, established a wholly-owned subsidiary of Dynamic Elite — Tianjin Junhe Management Consulting Co., Ltd. (“Junhe Consulting”), as a wholly foreign owned entity (WOFE) under the laws of the PRC for the purposes of acquiring the Joway Group and engaging in the manufacture and distribution of tourmaline products in China. On September 9, 2010, the local PRC government issued a certificate of approval pursuant to the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises (adopted April 12, 1986 at the 4th Sess. of the 6th National People’s Congress and as amended on October 31,

2000) approving the foreign ownership of Junhe Consulting by Dynamic Elite. Jinghe Zhang was appointed as the Executive Director of Junhe Consulting. Lionel Even Liu is a businessman and a friend of Mr. Zhang. In addition, Mr. Liu founded Crystal Globe Limited, a BVI company to hold 100% of the shares of Dynamic Elite.

PRC law, however, requires that in an acquisition of a PRC company by a non-PRC investor, the purchase price paid by the foreign investors for the PRC company be based on the appraised value of the equity interest or assets to be sold and must be paid in cash, except for transactions involving public companies listed on senior stock exchanges.

Dynamic Elite did not have sufficient cash to pay the appraised value of the equity interest or assets of the Joway Group. Alternatively, the shareholders of the Joway Group and Dynamic Elite determined to enter into a series of contractual agreements which would enable Dynamic Elite to gain control of the Joway Group and consolidate into its financial statements the results, assets and liabilities of Joway Group and its subsidiaries without triggering the regulatory requirements of PRC law.

As a result, on September 16, 2010, Dynamic Elite through its wholly-owned subsidiary Junhe Consulting entered into a series of agreements with the Joway Group and its shareholders (the “VIE Agreements”). On September 16, 2010, the date of the VIE Agreements, Zhang Jinghe was the controlling shareholder of the Joway Group and the executive director of Junhe Consulting. As a result, the Joway Group and Junhe Consulting were under the common control of Zhang Jinghe who signed the following agreements on behalf of both parties:

•	a Consulting Services Agreement;

•	an Operating Agreement;

•	a Voting Rights Proxy Agreement;

•	an Option Agreement; and

•	an Equity Pledge Agreement.

Consulting Agreement

Under the Consulting Agreement, Joway Group retained Junhe Consulting to (i) provide general advice and assistance relating to the management and operation of Joway Group’s business; (ii) provide general advice and assistance with respect to employment and staffing issues, including recruiting and training of management personnel, administrative personnel and other staff, establishing an efficient payroll management system, and relocation assistance; (iii) provide business development advice and assistance; and (iv) such other advice and assistance as may be agreed upon by the parties. In return, Joway Group agreed to pay Junhe Consulting quarterly a consulting fee in an amount equal to all of Joway Group’s net income for that quarter within fifteen (15) days after receipt of Joway Group’s quarterly financial statements. Joway Group shall cause the owners of Joway Group to pledge their equity interests in Joway Group to Junhe Consulting to secure the payment of the foregoing consulting fee.

Joway Group is subject to a number of covenants typical for this type of transaction, including the obligation to provide monthly, quarterly and annual reports, and other information requested by Junhe Consulting. In addition, Joway Group is subject to a number of negative covenants, including the agreement that it will not (i) issue, purchase or redeem any equity or debt, or equity or debt securities, (ii) create, incur, assume or suffer to exist any liens upon any of its property or assets (except certain enumerated liens), (iii) wind up, liquidate or dissolve its affairs or enter into any transaction of merger or consolidation, or sale of all or substantially all of its assets; (iv) declare or pay any dividends, (v) incur, assume or suffer to exist any indebtedness, (other than certain enumerated exceptions); (vi) lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, except receivables in the ordinary course of business; (vii) enter into any transaction or series of related transactions, whether or not in the ordinary course of business, with any of its affiliates or related parties, other than on terms and conditions substantially as favorable to Joway Group as would be obtainable in a comparable arm’s-length transaction; (viii) make any expenditure for fixed or capital assets (including, without limitation, expenditures for maintenance and repairs which are capitalized in accordance with generally accepted accounting principles in the PRC and capitalized lease obligations) during any quarterly period which exceeds the aggregate the amount contained in the budget; (ix) amend or modify or change its Articles of Association or business license, or any agreement entered into by it, with respect to its capital stock, or enter into any new agreement with respect to its capital stock; or (x) engage (directly or indirectly) in any business other than those types of business prescribed within the business scope of its business license.

The Consulting Agreement may be terminated by Junhe Consulting for any reason at any time. In addition, the Consulting Agreement may be terminated by Junhe Consulting by written notice in the event of a material breach by Joway Group which, in the case of breach of a non-financial obligation, has not been remedied within fourteen (14) days following the receipt of such written notice. Either party may terminate the Consulting Agreement by written notice to the other party if (i) the other party becomes bankrupt or insolvent or is the subject of proceedings or arrangements for liquidation or dissolution or ceases to carry on business or becomes unable to pay its debts as they become due; (ii) if the operations of Junhe Consulting are terminated; or (iii) if circumstances arise which materially and adversely affect the performance or the objectives of the Consulting Agreement.

Operating Agreement

Under the Operating Agreement, Junhe Consulting agreed to guarantee Joway Group’s performance of contracts, agreements or transactions with third parties in consideration for the pledge by Joway Group to Junhe Consulting of all of Joway Group’s assets. In addition, Joway Group and its shareholders agreed that Joway Group would not, without the prior written consent of Junhe Consulting, enter into any transactions which may materially affect the assets, obligations, rights or the operations of Joway Group (excluding transactions entered into in the ordinary course of business and the lien obtained by relevant counter parties due to such agreements), including transactions involving (i) the borrowing of money or assumption of any debt; (ii) the sale or purchase from any third party any asset or right, including, but not limited to, any intellectual property rights; (iii) the provision of any guarantees to any third parties using its assets or intellectual property rights; or (iv) the assignment of any business agreements to any third party. Joway Group and its shareholders also agreed to appoint to the Joway Group’s board of directors, and Joway Group’s General Manager, Chief Financial Officer, and other senior officers those persons recommended or selected by Junhe Consulting.

Voting Rights Proxy Agreement

Under the Proxy Agreement, the Shareholders irrevocably granted to Junhe Consulting, for the maximum period of time permitted by law, all of their voting rights as shareholders of Joway Group. In addition, the Shareholders agreed not to transfer their equity interest in Joway Group to any third party (other than Junhe Consulting or a designee of Junhe Consulting). The Proxy Agreement may not be terminated without the unanimous consent of all Parties, except Junhe Consulting, which may terminate the Proxy Agreement with or without cause on thirty (30) days prior written notice.

Option Agreement

Under the Option Agreement, the Shareholders irrevocably granted to Junhe Consulting or its designee an exclusive option to purchase at any time, to the extent permitted under PRC Law, all or a portion of the Shareholders’ Equity Interest in Joway Group for a price equal to the capital paid in by the Shareholders on a pro rata basis in accordance with the percentage of the Shareholders’ Equity Interest acquired, subject to applicable PRC laws and regulations.

Equity Pledge Agreement

Under the Equity Pledge Agreement, the Shareholders pledged all of their right, title and interest in their equity interests in Joway Group to Junhe Consulting to guarantee Joway Group’s performance of its obligations under the Consulting Services Agreement. The pledge expires two (2) years after the satisfaction by Joway Group of all of its obligations under the Consulting Services Agreement. During the term of the Equity Pledge Agreement, Junhe Consulting is entitled to vote, control, sell, or dispose of the Pledged Collateral in the event the Company does not perform its obligations under the Consulting Services Agreement. In addition, Junhe Consulting is entitled to collect any and all dividends declared or paid in connection with the Pledged Collateral.

The description of the VIE Agreements contained in this Current Report on Form 8-K/A is qualified in its entirety by reference to the complete text of the VIE Agreements, copies of which are filed as Exhibits 10.2, 10.3, 10.4, 10.5, and 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2010, each of which is incorporated herein by reference.

Through these contractual arrangements, we have the ability to substantially influence the daily operations and financial affairs of Joway Group and to receive, through our subsidiaries, all of its profits. As a result, we are considered the primary beneficiary of Joway Group and its operations, and Joway Group and its subsidiaries are deemed to be our variable interest entities. Accordingly, we are able to consolidate into our financial statements the results, assets and liabilities of Joway Group and its subsidiaries.

Call Option Agreement

As part of the reorganization of the Joway Group, Mr. Liu and the shareholders of the Joway Group entered into a Call Option Agreement, pursuant to which the shareholders of the Joway Group have the right to purchase up to 100% of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years. In addition, the Option Agreement also provides that Mr. Liu shall not dispose any of the shares of Crystal Globe without consent of Mr. Zhang and Mr. Song. Upon the consummation of the Share Exchange Transaction, Crystal Globe became the principal shareholder of G2 Ventures, Inc. and Mr. Zhang and Mr. Song became indirect beneficial owners of the shares in G2 Ventures held by Crystal Globe pursuant to this Call Option Agreement.

Share Exchange Transaction

On September 28, 2010, Mr. Kepler, the former sole executive officer, director and majority stockholder of G2 Ventures, sold all of his 3,300,000 shares of common stock in G2 Ventures (representing approximately 69% of the issued and outstanding capital stock of G2 Ventures) to Crystal Globe. In connection with the sale, Mr. Kepler resigned as our sole officer and director and appointed Jinghe Zhang as our new President, Chief Executive Officer and sole director and Yuan Huang as our new Chief Financial Officer, Secretary and Treasurer on that date.

On October 1, 2010, G2 Ventures, Dynamic Elite and Crystal Globe, the sole shareholder of Dynamic Elite entered into and consummated a Share Exchange Agreement pursuant to which G2 Ventures issued Crystal Globe 15,215,426 restricted shares of its common stock in exchange for all of the issued and outstanding capital stock of Dynamic Elite. As of result of the Share Exchange Transaction, Crystal Globe holds a total of 18,515,426 shares of our common stock or approximately 92.58% of our total and issued shares of common stock and is our single largest shareholder. On October 1, 2010, the date the Share Exchange Agreement was signed, Zhang Jinghe was the Chief Executive Officer of G2 Ventures and signed the Share Exchange Agreement on behalf of G2 Ventures.

As described above, because of our acquisition of Dynamic Elite, we now control, through Junhe Consulting, the PRC Operating Entities under the VIE Agreements and are now involved in the manufacture and sale of tourmaline-related healthcare products.

In connection with the Share Exchange Transaction, AllbrightLaw Offices, our PRC counsel, opined that the conduct of business through the VIE Agreements is not in violation of existing PRC laws, rules and regulations.

All of our business operations are conducted through our PRC Operating Entities. The chart below sets forth our corporate structure.

EXHIBIT B

Top Ten Customers in 2008

No.	Name	Amount (RMB)	Amount (US$)	Products Sold	Percentage of Sales
1	Shenyang New City Riverside Health Center	270,419	39,826	Wellness House	9.2%
2	Chenghong Wei	168,600	24,831	Wellness House	5.7%
3	Xiaoyun Zhu	165,000	24,300	Wellness House	5.6%
4	Yanmei Feng	165,000	24,300	Wellness House	5.6%
5	Youfeng Lu	162,620	23,950	Wellness House	5.5%
6	Shenyang Shifa Special Rubber Co., Ltd.	157,000	23,122	Wellness House	5.3%
7	Weichun Zhou	156,000	22,975	Wellness House	5.3%
8	Lijuan Gu	140,000	20,619	Wellness House	4.8%
9	Xudong Wang	137,500	20,250	Wellness House	4.7%
10	Runmei Zhang	133,430	19,651	Wellness House	4.5%
Total		1656,139	243,824		56.3%

Note: the exchange rate in the above table is 6.8 while the exchange rate in financial statement is 6.96225.

EXHIBIT C

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” and elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS:

Certain statements made in this report may constitute “forward-looking statements on our current expectations and projections about future events.” These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases you can identify forward-looking statements by some words such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this report, and we assume no obligation to update these forward-looking statements whether as a result of new information, future events, or otherwise, other than as required by law. In light of these assumptions, risks, and uncertainties, the forward-looking events discussed in this report might not occur and actual results and events may vary significantly from those discussed in the forward-looking statements.

Overview

We research, develop, manufacture and market tourmaline products, including healthcare knit goods, daily healthcare and personal care products, and activated water machine and wellness house products. We conduct operations in Tianjin, China and distribute most of our products to more than 200 franchisees in China. Our franchisees, in turn, sell the products to their customers.

All of our operations are conducted through Joway Group and its three subsidiaries, Joway Technology, Joway Decoration and Shengtang Trading. Joway Group engages in manufacturing and distributing tourmaline healthcare knit goods, daily healthcare and personal care products. Joway Technology and Joway Decoration engage in manufacturing and distributing activated water machine and wellness house products. Shengtang Trading engages in purchasing raw materials, which it sells to Joway Group and Joway Decoration.

Prior to 2009, the wellness house and activated water machine segment had been the principal source of our revenue and operating income. In 2007, we began to diversify our business and commenced the construction of our manufacturing center in Baodi, Tianjin for healthcare knit products and daily healthcare and personal care products. We began selling our healthcare knit products and our daily healthcare and personal care products in December 2008.

Beginning in 2009, our healthcare knit products segment became our principal revenue contributing segment. During 2009 and the first half of 2010, revenues from healthcare knit products were $1.7 million, or 55.4% of total revenues and $1.4 million, or 62% of total revenues, respectively. In fiscal 2011 and beyond, we plan to develop more varieties of healthcare knit products and we believe that this segment will continue to be our principal revenue contributing segment in 2011.

In 2009 and the first half of 2010 approximately 16% and 20.6% of our revenue, respectively, were derived from the daily healthcare and personal care products segment. Sales of daily healthcare and personal care products increased gradually, from approximately $247,932 during the last six months of 2009 to approximately $478,320 for the first six months of 2010. We are currently conducting research on the feasibility of a tourmaline diet supplement which we believe could provide significant marketing opportunities for the company if it is successfully developed.

During fiscal 2008 the wellness house and activated water machine segment provided most of the Company’s revenues. This segment contributed 96.5% of revenue during that year. During 2007, in the early stages of the Company’s operations, this was the Company’s only segment. With the Company’s subsequent emphasis on expanding the healthcare knit goods segment and daily healthcare and personal care segment, the percent of revenue derived from the wellness house and activated water machine segment declined to 28.5% and 17.4%, respectively, for the year of 2009 and the first half year of 2010, despite an increase in segment sales. In 2010, the model of our wellness house for family use was increased from 2 kinds to 5 kinds to meet customer demand. We intend to develop more models of our wellness house for family use in the future.

Commencing in 2009, we fostered a franchise network to which we distribute our healthcare knit goods, daily healthcare products and personal care products. Through these franchisees, we opened our tourmaline market in healthcare knit goods segment and daily healthcare and personal care segment, especially healthcare knit goods segment. As of June 30, 2010, our franchisees amounted to 219. During 2010 and beyond, we intend to continue expanding the amount of our franchisees and put more emphasis on the development of our existing franchisees.

Results of Operations

The following table sets forth certain information regarding our results of operations.

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
REVENUES	$2,323,841	$984,456	$3,109,059	$422,612
COGS	639,488	448,437	1,164,683	303,854

GROSS PROFIT	1,684,353	536,019	1,944,376	118,758
OPERATING EXPENSES	761,495	401,561	1,133,249	259,532

INCOME FROM OPERATIONS	922,858	134,458	811,127	(140,774)
OTHER (EXPENSE) INCOME, NET	(23,840)	3,326	(19,344)	(1,131)

INCOME BEFORE INCOME TAXES	899,018	137,784	791,783	(141,905)
INCOME TAXES	211,233	34,592	141,248	5,083

NET INCOME	$687,785	$103,192	$650,535	$(146,988)

The following tables provide information on revenues, cost of sales and gross profit for each of our reporting segments.

For the six months ended June 30, 2010 (Unaudited)

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$1,440,617	62.0%	$478,320	20.6%	$404,904	17.4%	$2,323,841
COGS	305,383	47.8%	140,370	22.0%	193,735	30.3%	639,488

GROSS PROFIT	1,135,234	67.4%	337,950	20.1%	211,169	12.5%	1,684,353
GROSS MARGIN	78.8%		70.7%		52.2%		72.5%
OPERATING EXPENSES	486,739	63.9%	161,609	21.2%	113,147	14.9%	761,495

INCOME FROM OPERATIONS	$648,495	70.3%	$176,341	19.1%	$98,022	10.6%	$922,858

For the six months ended June 30, 2009 (Unaudited)

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$446,112	45.3%	$250,409	25.4%	$287,935	29.2%	$984,456
COGS	123,487	27.5%	82,463	18.4%	242,487	54.1%	448,437

GROSS PROFIT	322,625	60.2%	167,946	31.3%	45,448	8.5%	536,019
GROSS MARGIN	72.3%		67.1%		15.8%		54.4%
OPERATING EXPENSES	226,600	56.4%	127,193	31.7%	47,768	11.9%	401,561

INCOME FROM OPERATIONS	$96,025	71.4%	$40,753	30.3%	$(2,320)	-1.7%	$134,458

For the year ended December 31, 2009

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$1,723,846	55.4%	$498,341	16.0%	$886,872	28.5%	$3,109,059
COGS	428,004	36.7%	122,891	10.6%	613,788	52.7%	1,164,683

GROSS PROFIT	1,295,842	66.6%	375,450	19.3%	273,084	14.0%	1,944,376
GROSS MARGIN	75.2%		75.3%		30.8%		62.5%
OPERATING EXPENSES	709,485	62.6%	205,102	18.1%	218,662	19.3%	1,133,249

INCOME FROM OPERATIONS	$586,357	72.3%	$170,348	21.0%	$54,422	6.7%	$811,127

For the year ended December 31, 2008

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$14,761	3.5%	$144	0.0%	$407,707	96.5%	$422,612
COGS	1,793	0.6%	17	0.0%	302,044	99.4%	303,854

GROSS PROFIT	12,968	10.9%	127	0.1%	105,663	89.0%	118,758
GROSS MARGIN	87.9%		88.2%		25.9%		28.1%
OPERATING EXPENSES	137,167	52.9%	1,338	0.5%	121,027	46.6%	259,532

INCOME FROM OPERATIONS	$(124,199)	88.2%	$(1,211)	0.9%	$(15,364)	10.9%	$(140,774)

For The Six Months Ended June 30, 2010 Compared to June 30, 2009 (Unaudited)

Revenue. For the six months ended June 30, 2010, revenue was $2.3 million compared to $1.0 million for the six months ended June 30, 2009, an increase of $1.3 million, or 136.1%. This increase was mainly due to significant increase of sales in healthcare knit goods. Revenue from our healthcare knit goods segment increased by $1.0 million, or 222.9% to $1.4 million for the six months ended June 30, 2010 from $0.4 million for the six months ended June 30, 2009. Daily healthcare and personal care segment contributed $0.2 million in revenue increase and wellness house and activated water machine segment contributed $0.1 million in revenue increase. The significant growth in our healthcare knit goods segment was due to (i) an increase in the number of our franchisees from 69 for the first half year of 2009 to 219 by the end of the first half of 2010, which resulted in an increase of sales in daily healthcare and personal care segment, and (ii) an increase of sales of mattress products, which are higher priced and which contributed $0.6 million in revenue, representing approximately a 7,000 unit increase.

Cost of Goods Sold. For the six months ended June 30, 2010, cost of goods sold was $0.6 million compared to $0.4 million for the six months ended June 30, 2009, an increase of $0.2 million, or 42.6%. This increase was mainly due to the increase of sales. The increase of total cost of goods sold was attributable to an increase in cost of goods sold for the healthcare knit goods segment and daily healthcare and personal care segment offset by a decrease in cost of goods sold for wellness house and activated water machine segment. Cost of goods sold for healthcare knit goods segment increased by $0.2 million or 147.3% to $0.3 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009 as a result of increase in revenue. Cost of goods sold for wellness house and activated water machine segment decreased by 20.1% to 0.19 million for the six months ended June 30, 2010 compared to $0.24 million for the six months ended June 30, 2009 accompanying by the increase in revenue. This decrease was mainly due to the lower price of raw materials in 2010, such as distribution cabinet, scutcheon and timbering.

Gross profit. Our gross profit increased by $1.2 million or 214.2% to $1.7 million for the six months ended June 30, 2010, compared to $0.5 million for the six months ended June 30, 2009. This increase was due to the increase in sales. Our gross margin increased from 54.4% for the six months ended June 30, 2009 to 72.5% for the six months ended June 30, 2010. This increase was primarily due to the expansion of production. Since the fixed costs primarily in manufacture facilities were borne by more products, the costs borne by each product decreased, hence the gross profit of each product increased. As a result, gross margin of healthcare knit goods segment and daily healthcare and personal care segment increased. The gross margin of wellness house and activated water machine segment increased significantly mainly due to the decrease in price of raw materials.

Operating expenses. Our total operating expenses consist of sales and marketing expenses and general and administrative expenses. Our total operating expenses increased by $0.4 million, or 89.6%, from $0.4 million for the six months ended June 30, 2009 to $0.8 million for the six months ended June 30, 2010. This increase was mainly due to the increase of our market operation and the expansion of our administrative organization. As an important segment, operating expenses for healthcare knit goods segment increased by $0.3 million or 114.8% to $0.5 million for the six months ended June 30, 2010 from $0.2 million for the six months ended June 30, 2009.

Income from operations. As a result of the foregoing, our income from operations increased to $0.9 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009, an increase of 586.4% due to the increase of revenue. Our income from operations for health care knit goods segment increased to $0.6 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009, an increase of 575.3%.

Income taxes. Our income tax expenses increased by $0. 2 million, or 510.6%, from $0.03 million for the six months ended June 30, 2009 to $0.2 million for the six months ended June 30, 2010. The increase was primarily due to the increase of income.

Net income. Our net income increased by $0.6 million, or 566.5% to $0.7 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009. Our profit margin increased from 10.5% for the six months ended June 30, 2009 to 29.6% for the six months ended June 30, 2010.

For The Year Ended December 31, 2009 Compared to December 31, 2008

Revenue. For the year ended December 31, 2009, revenue was $3.1 million compared to $0.4 million for the year ended December 31, 2008, an increase of $2.7 million, or 635.7%. This increase was mainly attributable to the healthcare knit goods segment. Revenue from healthcare knit goods segment increased to $1.7 million for the year ended December 31, 2009 from $0.01 million for the year ended December 31, 2008. Revenue from the daily healthcare and personal care segment increased to $0.5 million for the year ended December 31, 2009 from only $144 for the year ended December 31, 2008. Since we developed our healthcare knit goods segment and daily healthcare and personal care segment only beginning from December 2008, products of the two segments were sold only in one month of the year of 2008, hence the significant increase in revenue. Revenue from the wellness house and activated water machine segment increased to $0.9 million for the year ended December 31, 2009 from only $0.4 million for the year ended December 31, 2008. This increase was mainly due to the increase of sales of wellness house customized and constructed on site for commercial bathrooms or spas.

Cost of Goods Sold. For the year ended December 31, 2009, cost of goods sold was $1.2 million compared to $0.3 million for the year ended December 31, 2008, an increase of $0.9 million, or 283.3%. This increase was mainly due to the increase of sales. Cost of goods sold for the healthcare knit goods segment increased to $0.4 million for the year ended December 31, 2009 from $0.02 million for the year ended December 31, 2008. This increase was also due to only one month of sales of healthcare knit goods in 2008. Cost of goods sold for wellness house and activated water machine segment increased to $0.6 million for the year ended December 31, 2009 from $0.3 million for the year ended December 31, 2008, as a result of the increase of revenue.

Gross profit. Our gross profit increased by $1.8 million or 1537.3% to $1.9 million for the year ended December 31, 2009, compared to $0.1 million for the year ended December 31, 2008. This increase was due to the increase of sales. Our gross margin increased from 28.1% for the year ended December 31, 2008 to 62.5% for the year ended December 31, 2009. This increase was mainly due to the increase in sales of healthcare knit goods which has higher gross profit margin. Gross margin of healthcare knit goods segment and daily healthcare and personal care segment declined from 88% for the year ended December 31, 2008 to 75% for the year ended December 31, 2009. This decrease was mainly due to the fact that most of our healthcare knit goods segment and daily healthcare and personal care segment were sold to our franchisees at a discounted price for the year of 2009. Gross margin of wellness house and activated water machine segment increased from 25.9% for the year ended December 31, 2008 to 30.8% for the year ended December 31, 2009. This increase was mainly due to the lower price of raw materials of activated water machine.

Operating expenses. Our total operating expenses consist of sales and marketing expenses and general and administrative expenses. Our total operating expenses increased by $0.8 million, or 336.7%, from $0.3 million for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009. This increase was mainly due to the increase of our market operation and the expansion of our administrative organization. Operating expenses for healthcare knit goods segment increased by $0.5 million or 417.2% to $0.7 million for the year ended December 31, 2009 from $0.1 million for the year ended December 31, 2008.

Income from operations. As a result of the foregoing, our income from operations was $0.8 million for the year ended December 31, 2009, compared to loss from operations of $0.1 million for the year ended December 31, 2008, an increase of $0.9 million. This increase was mainly due to Joway Group, our primarily operating company, expanding operations in 2009 compared to no sales for the first eleven months in 2008 when it was being established. For the year ended December 31, 2009, income from operations for healthcare knit goods segment was $0.6 million from $0.1 million of loss for the year ended December 31, 2008.

Income taxes. Our income tax expenses increased from $0.01 million for the year ended December 31, 2008 to $0.1 million for the year ended December 31, 2009. The increase was primarily due to the increase of income.

Net income. For the year ended December 31, 2009, our net income was $0.6 million, as compared to net loss of $0.1 million for the year ended December 31, 2008. This increase was primarily brought by Joway Group.

Franchising

We enter into franchising agreements to develop retail outlets for our products. The agreements provide that franchisees will sell our products exclusively. In exchange we provide them with geographic exclusivity, discounted product, training and support. The agreements also require franchisees to adhere to certain standards of product merchandising, promotion and presentment. The agreements do not require any initial franchise fees from the franchisees, nor do they require the franchisees to pay continuing royalties. The agreements are generally for terms of three years and are renewable at the mutual agreement of both parties. The agreements are cancelable at our discretion if franchisees do not purchase a certain minimum level of product annually.

The following is a breakdown of revenue between franchise and non-franchise customers:

	Six Months ended June 30,		Year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Sales to franchise customers	$2,016,731	$622,592	$2,238,586	$—
Sales to non-franchise customers	307,110	361,864	870,473	422,612

Total sales	$2,323,841	$984,456	$3,109,059	$422,612

Change in franchise outlets:

Number of franchise outlets open at beginning of period	175	—	—	—
Number of franchise outlets opened during the period	58	69	182	—
Number of franchise outlets closed during the period	(14)	—	(7)	—

Number of franchise outlets open at the end of the period	219	69	175	—

Liquidity and Capital Resources

Our cash and cash equivalents at the beginning of the six months ended June 30, 2010 was $0.9 million and decreased to $0.6 million by the end of the period, a decrease of $0.3 million. We had net working capital of $2.3 million at June 30, 2010, an increase of $0.4 million over $1.9 million at December 31, 2009.

Our cash and cash equivalents at the beginning of the year ended December 31, 2009 was $0.1 million and increased to $0.9 million by the end of the year, an increase of $0.8 million. We had net working capital of $1.9 million at December 31, 2009, an increase of $5.6 million from negative $3.7 million at December 31, 2008.

Our cash flow information summary is as follows:

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Net cash provided by (used in):

Operating activities	$549,237	$(302,667)	$629,579	$(251,536)
Investing activities	(114,694)	(2,103,920)	(2,665,012)	(3,600,661)
Financing activities	$(713,804)	$2,735,990	$2,845,472	$3,508,862

Net Cash Provided By (Used In) Operating Activities

Net cash provided by operating activities was $0.5 million for the six months ended June 30, 2010 while $0.3 million was used in operating activities for the six months ended June 30, 2009. This change from net cash used in operating activities to net cash provided by activities reflects an increase in net income of $0.6 million between the two comparable periods.

We used cash to increase inventory by $0.5 million for the six months ended June 30, 2010. More specifically, finished goods increased by $0.3 million for the six months ended June 30, 2010 as a result of expansion of our manufacturing capacity to fill more orders from our franchisees. In addition, cash flow from operating activities reflects a reduction in advances from customers of $0.2 million for the six months ended June 30, 2010. This was primarily offset by an increase in other tax payable of $0.2 million and an add-back of $0.1 million of depreciation for non cash expenses.

We used cash to increase inventory by $0.3 million for the six months ended June 30, 2009. Since the commencement of the healthcare knit goods segment and daily healthcare and personal care segment beginning from December 2008, $0.2 million of raw materials was increased for the expansion of our manufacture on products of the two newly-added segments. In addition, cash flow from operating activities reflects a reduction in advances from customers of $0.2 million and an increases in other receivables of $0.1 million.

Net cash provided by operating activities was $0.6 million for the year ended December 31, 2009 while $0.3 million was used in operating activities for the year ended December 31, 2008. This change from net cash used in operating activities to net cash provided by activities was primarily due to net income of $0.7 million for the year of 2009 compared to net loss of $0.1 million for the year of 2008.

We used cash to increase inventory by $0.4 million for the year ended December 31, 2009. More specifically, $0.3 million was used to increase finished goods for the expansion of business in the healthcare knit goods segment and daily healthcare and personal care segment. In addition, cash flow from operating activities reflects an increase in other receivables of $0.4 million and a reduction in other tax payable of $0.1 million. This was primarily offset by increases in accounts payable and advance from customers both of $0.2 million, a reduction in advances to suppliers of $0.2 million and an add-back of $0.2 million of depreciation for non-cash expense.

We primarily used cash to increase inventory by $0.4 million and advances to suppliers of $0.1 million for the year ended December 31, 2009. This was primarily offset by an increase in advances from customers of $0.1 million.

Net Cash Used In Investing Activities

For The Six Months Ended June 30, 2010 Compared to June 30, 2009 (Unaudited)

Net cash used in investing activities decreased $2.0 million, from $2.1 million for the six months ended June 30, 2009 to $0.1 million for the six months ended June 30, 2010. For the six months ended June 30, 2009, we paid $1.5 million to Mr. Si Changlong who was appointed to use the $1.5 million to purchase CITIC trust fund on behalf of the company. This financial product which is available for purchase by individuals only has a higher interest rate than the standard bank interest rate. The amount invested was $1.4 million (RMB 10 million) from February 25, 2009 to August 25, 2010. In addition, this increase reflects expenditures of $0.5 million associated with our construction of factories and administrative offices in Baodi, Tianjin, which started from the year of 2008 and ended in March 2010.

For The Year Ended December 31, 2009 Compared to December 31, 2008

Net cash used in investing activities decreased $1.0 million, from $3.6 million for the year ended December 31, 2008 to $2.6 million for the ended December 31, 2009. In 2008 we started construction of our factories and administrative offices and incurred construction expenditures of $3.6 million. In 2009, we used cash to increase our fixed assets by $1.1 million. We also used cash of $1.4 million to purchase a CITIC trust fund investment. This investment matured in August 2010 and the Company received the cash proceeds plus interest in August 2010.

Net Cash Provided By (Used In) Financing Activities

For The Six Months Ended June 30, 2010 Compared to June 30, 2009 (Unaudited)

Net cash used in financing activities was $0.7 for the six months ended June 30, 2010, compared to net cash provided by financing activities of $2.7 million for the six months ended June 30, 2009. In 2007 and 2008, we borrowed $1.1 million and $3.5 million, respectively from Jinghe Zhang, our Chief Executive Officer, which was used for the construction of our factories and administrative offices in Baodi, Tianjin. During the six months ended June 30, 2009 and 2010, we repaid $4.0 million and $0.2 million, respectively, in principal to Jinghe Zhang and as of June 30, 2010, we owed an aggregate of $445,780 to Jinghe Zhang under these loans.

In addition, as of June 30, 2009, Jinghe Zhang had contributed $6.6 million of capital to the Company. For the six months ended June 30, 2010, we also paid back a $0.5 million loan to Shenyang Joway Industrial Development Co., Ltd., a related party.

Under the loan agreements between Jinghe Zhang and us, Jinghe Zhang can demand repayment of the loans in full at any time. However, on August 26, 2010, we received the CITIC trust funds in the principal amount of RMB 10 million plus interest in the amount of RMB 408,000. Therefore, should Mr. Zhang demand the immediate repayment of the remaining amounts due to him of $0.4 million, we have sufficient cash to repay Mr. Jinghe Zhang in full.

For The Year Ended December 31, 2009 Compared to December 31, 2008

Net cash provided by financing activities was $2.8 million for the year ended December 31, 2009 and $3.5 million for the year ended December 31, 2008. This decrease was primarily due to the decrease of financing from Jinghe Zhang. We borrowed $3.5 million from Jinghe Zhang for construction of our factories and administrative offices in Baodi, Tianjin in 2008 and paid back $4.0 million of the loan to Jinghe Zhang in 2009. While in 2009, we also received $6.6 million capital contribution from Jinghe Zhang.

EXHIBIT D

CONSOLIDATION ANALYSIS UNDER ASC 810-10-15

Under ASC 810-10-15-22, if all of the following requirements are met, then the physician practice management entity has a controlling financial interest in the physician practice:

a. The contractual arrangement between the physician practice management entity and the physician practice has both of the following characteristics:

1. Has a term that is either the entire remaining legal life of the physician practice entity or a period of 10 years or more.

2. Is not terminable by the physician practice except in the case of gross negligence, fraud, or other illegal acts by the physician practice management entity, or bankruptcy of the physician practice management entity.

b. The physician practice management entity has exclusive authority over all decision making related to both of the following:

1. Ongoing, major, or central operations of the physician practice, except for the dispensing of medical services. This must include exclusive decision-making authority over scope of services, patient acceptance policies and procedures, pricing of services, negotiation and execution of contracts, and establishment and approval of operating and capital budgets. This authority also must include exclusive decision-making authority over issuance of debt if debt financing is an ongoing, major, or central source of financing for the physician practice.

2. Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.

c. The physician practice management entity must have a significant financial interest in the physician practice that meets both of the following criteria:

1. Is unilaterally saleable or transferable by the physician practice management entity

2. Provides the physician practice management entity with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.

FACTS:

Tianjin Junhe Enterprise Management Consulting Co., Ltd. (the “Management Company”), a wholly-owned subsidiary of the Company entered into the following agreements with the Joway Group (the “Operating Company”) and the shareholders of the Operating Company:

•	a Consulting Services Agreement;

•	an Operating Agreement;

•	a Voting Rights Proxy Agreement;

•	an Option Agreement; and

•	an Equity Pledge Agreement.

The following are certain key attributes of the agreements relevant to this analysis:

Consulting Services Agreement

Under Section 2 of this agreement (Scope of Services), the Management Company is the exclusive provider of the following services: (a) general business advice and assistance in the management and operation of the business; (b) general advice and assistance in human resources, including the employment and approval of management personnel; (c) advice and assistance in business growth and development.

The consulting fee that the Management Company receives for these services is the entire net income of the Operating Company.

Section 6 of the agreement constrains the operating entity from the following actions without the consent of the management entity: (a) issuing equity instruments; (b) incurring liens; (c) consolidation, merger or liquidation; (d) sale or purchase of assets not in the ordinary course of business; (e) paying dividends; (f) entering into leases; (g) incurring indebtedness; (h) lending money; (i) transactions with affiliates; (j) capital expenditures; (k) modifications to debt agreements; (l) modifications to the articles of association or business licenses; (m) entering into new lines of business.

Section 7 provides that the term of the agreement is effectively indefinite. The Operating Company may only terminate the agreement if the Management Company is terminated, becomes bankrupt, or becomes insolvent, or, if circumstances arise that adversely affect the performance or objectives of the agreement.

The agreement is not assignable by either party without the prior written consent of the other party, except that the Management Company may assign the agreement to an affiliate.

Operating Agreement

This agreement provides for the following: (a) the Operating Company agrees to look to the Management Company first if the need should arise for the guarantee of any contractual performance to a third party; (b) the Operating Company and its shareholders agree not to enter into any transactions that could materially affect the assets, rights, obligations or operations of the Management Company; (c) the Operating Company and its shareholders agree to accept the corporate policies provided by the Management Company in connection with the daily operations of the Operating Company, its financial management and the employment and dismissal of the Operating Company’s employees; (c) the Operating Company and its owners agree that the owners will appoint directors nominated by the Management Company, and will appoint members of the Management Company as general manager, chief financial officer, and other senior management positions.

The rights and obligations under the agreement are transferable by the Management Company upon 30 days written notice to the Operating Company. The agreement is not transferable by the Operating Company.

Section 15 indicates that the term of the agreement is the maximum period of time permitted by law.

Voting Rights Proxy Agreement

Under this agreement the shareholders, representing 100% of the ownership of the Operating Company, assigned all their voting rights in the Operating Company to the Management Company. Additionally, the agreement prevents the shareholders of the Operating Company from transferring their equity interests to any party other than the Management Company.

The agreement can only be terminated by the unanimous consent of all parties, except that the Management Company may terminate it upon 30 days prior written notice.

Equity Pledge Agreement

Under this agreement, the shareholders pledged their equity interests in the Operating Company as security for the obligations of the Operating Company to the Management Company under the Consulting Services Agreement. The pledge provides that the Management Company will have priority in receiving payment from the auction or sale of those equity interests. The agreement entitles the Management Company to sell the pledged equity interests if the Operating Company does not perform under the Consulting Services Agreement.

The agreement also provides that the Management Company is entitled to vote the pledged equity interests, and to receive any dividends declared on them.

The agreement restricts the shareholders from selling or assigning their equity interests in the Operating Company, or from creating encumbrances on those interests.

The term of the agreement is two years subsequent to the time that the Operating Company satisfies all of its obligations under the Consulting Services Agreement.

The agreement is not assignable by the Operating Company’s shareholders. However, the Management Company may assign its interest to any successor that assumes its rights under the Consulting Services Agreement.

Option Agreement

This agreement grants the Management Company the right to purchase the equity interests of the shareholders in the Operating Company for a price that is equal to the capital paid into the Operating Company by its shareholders. The option is exercisable at any time, subject to applicable PRC laws.

The Management Company may transfer its rights under this agreement at any time, subject to written notice. The rights and obligations under the agreement are not transferable by the Operating Company or its shareholders.

The term of the agreement is stated as the maximum term permitted by law.

Analysis and Application:

These agreements are interrelated and are designed to provide the Management Company with a controlling financial interest in the Operating Company, as follows:

a. Term

1. Each of the agreements provides for either an indefinite term, a term that is defined by reference to another agreement containing an indefinite term, or a term defined as the maximum allowable by PRC law. This effectively defines the term as the life of the Operating Company, unless terminated earlier by the Management Company.

2. None of the agreements are unilaterally terminable by the Operating Company. Only by the Management Company.

b. Control. The Consulting Services Agreement, the Operating Agreement, and the Voting Proxy Agreement, working in tandem, providing the Management Company with the following decision making authority:

1. (a) Daily and strategic business decisions; and (b) all significant financial decisions;

2. (a) personnel hiring, termination, management and compensation; (b) key executive management selection; and (d) corporate governance appointments

c. Financial Interest

1. The Option Agreement provides the Management Company with an interest in the fair market value of the Operating Company, which is unilaterally transferable.

2. The Consulting Services Agreement provides the Management Company with continuing fees that fluctuate based on the performance of the Operating Company. The Option Agreement provides the Management Company with a saleable interest in the Operating Company, the gain on which would fluctuate based on a correlation between the performance and the market value of that interest since the cost of exercising the option is fixed at the amount of capital contributed to the Operating Company by its shareholders.

Based on the above analysis, the provisions of the above agreements result in a relationship that meets the criteria for consolidation by contract under ASC 810-10-15. As a result, the Management Company is entitled to consolidate financial results of the Operating Company.

EXHIBIT E

PRESENTATION OF MINORITY INTEREST

Joway

Minority Interest

	Minority Interest Impact		Financial Statements
	Balance Sheet	P&L	Total Assets	Total Equity	Income (Loss)
Year ended 12/31/2007
Technology	12,435	(479)
Decoration
Trading

Total	12,435	(479)	N/A - Not presented

Year ended 12/31/2008
Technology	14,414	1,979
Decoration
Trading

Total	14,414	1,979	5,656,292	731,785	(146,988)

			0.25%	1.97%	-1.35%

Year ended 12/31/2009
Technology	16,241	1,827
Decoration	35,318	6,081
Trading	14,330	(293)

Total	65,888	7,614	9,738,012	7,863,790	650,535

			0.68%	0.84%	1.17%

Six Months ended 6/30/2010
Technology	15,389	(852)
Decoration	44,316	8,999
Trading	14,073	(257)

Total	73,779	7,890	10,049,702	8,587,284	687,785

			0.73%	0.86%	1.15%

Six Months ended 6/30/2009
Technology	—	1,197
Decoration	—	(59)
Trading	—	—

Total	—	1,138			103,192

					1.10%

EXHIBIT F

INCOME TAX DISCLOSURES UNDER ASC 740-10-50

NOTE 10 – INCOME TAXES

The Company operates mainly in the People’s Republic of China and is governed by the Income Tax Law of the People’s Republic of China. Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) is at a statutory rate of 25% beginning January 2008, on income as reported in their statutory financial statements after appropriate tax adjustments.

The table below summarizes the differences between the PRC statutory federal rate and the Company’s effective tax rate:

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
Tax computed at China statutory rates	25%	25%	25%	(25%)
Allowance for tax benefit of NOL not recognized				25%
Benefit of NOL carry forward			(7%)
Effective rate	25%	25%	18%	0%

As of December 31, 2009 and June 30, 2010, the Company had no deferred tax assets or carry forwards.